November 8, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Joe McCann
Jordan Nimitz

Re:	Capstar Special Purpose Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed September 29, 2021 File No. 333-258693

Ladies and Gentlemen:

On behalf of Capstar Special Purpose Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated October 19, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3 to the Registration Statement”).

To assist your review, we have reproduced the text of the Staff’s comments below, followed by responses on behalf of the Company.

Amendment No. 1 to Registration Statement on Form S-4 filed September 29, 2021

Q: How will the Sponsor, directors and officers vote?, page 13

1.	Please revise the Q&A to identify each member of the Sponsor. Also clarify, where appropriate, Mr. Christopher’s role(s) with CPSR since the IPO and his financial interests in the Business Combination. In this regard, we note that the disclosure on page 59 identifies Mr. Christopher as a member of the Sponsor and indicates that he will be entitled to an allocation from the Sponsor of its Founders Shares and/or Private Placement Warrants. We also note that disclosure contained elsewhere in this proxy/prospectus identifies Mr. Christopher as a “special advisor” to CPSR and that CPSR’s IPO prospectus indicates that he has no employment, consulting fee or other similar compensation arrangements with CPSR. Please revise the disclosure on page 112 to include Mr. Christopher in the table and discuss his potential conflicts of interests, or advise.

The Company respectfully advises the Staff that it has revised pages 13, 15, 61, 120 and 121 of Amendment No. 3 to the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
November 8, 2021

Background to the Business Combination, page 97

2.	We note your revised disclosures in response to prior comment 4. Please revise the Background section to identify Citigroup and UBS as lead underwriters in CPSR’s IPO. Disclose, where appropriate, conflicts of interest stemming from Citigroup and UBS receiving deferred underwriting compensation from CPSR’s IPO and business combination advisory fees from Gelesis and CPSR, respectively.

The Company respectfully advises the Staff that it has revised pages 11, 15 through 16, 18, 62 through 63, 101, 103 and 123 of Amendment No. 3 to the Registration Statement in response to the Staff’s comment.

3.	We note your revised disclosure in response to prior comment 7. Your disclosure on page 99 indicates that the Gelesis’ financial forecasts presented on page 110 were shared with UBS on March 4, 2021. Please tell us, and revise as applicable, to explain why the March 24 entry indicates that Gelesis’ 2023 estimated EBITDA was approximately $100 million given that the forecasts presented on page 110 indicate that the estimated EBITDA figure was $137 million. Please also confirm that any preliminary or revised forecasts are discussed in the Background section.

The Company respectfully confirms to the Staff that Gelesis shared its financial forecasts with UBS on March 4, 2021, and such forecasts included an estimated EBITDA of approximately $137 million for fiscal year 2023, as shown on page 110 of Amendment No. 1 to the Registration Statement. The reference to “approximately $100 million” was in error, and was intended to be a reference to the $137 million included in the provided financial forecasts. The Company has revised page 104 of Amendment No. 3 to the Registration Statement to correct the reference. The Company advises the Staff that all material forecasts prepared by each of the Company, Gelesis, UBS and Citigroup have been included in the Background to the Business Combination section of the Registration Statement.

4.	Please revise the March 30 entry to disclose how much lower UBS’ valuation range was than Citigroup’s March 24 range. Also, identify the comparable companies that UBS presented at this meeting. To the extent that the comparable companies were different than the ones presented on page 106, please revise to explain the reasons for such differences.

The Company respectfully advises the Staff that it has revised pages 104, 105 and 112 of Amendment No. 3 to the Registration Statement in response to the Staff’s comment.

Business Combination Proposal
Certain Unaudited Prospective Financial Information of Gelesis , page 108

5.	Please address the following regarding your projections presented in the table on page 110, revising your presentation as necessary:

•	You state that the key assumptions on page 110 for the “general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Gelesis’ business,” are all difficult to predict and many are beyond Gelesis’ and CPSR’s control. Please provide an analysis of how Gelesis developed these assumptions and determined them to be reasonable.

The Company respectfully advises the Staff that it has revised page 115 of Amendment No. 3 to the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
November 8, 2021

•	We note the disclosure on page 109 indicating that that Gelesis’ management believed the forecasts to be reasonable. Please revise to indicate whether CPSR management similarly believed each of the key financial metrics to be reasonable, or, if not, to explain how its assessment differed.

The Company respectfully advises the Staff that it has revised page 115 of Amendment No. 3 to the Registration Statement in response to the Staff’s comment.

•	Include a description and quantification of alternative forecasts or alternative scenarios that you considered and your basis for their rejection. As part of your response, how you selected from multiple scenarios or weighted various scenarios.

The Company respectfully advises the Staff that it has revised page 117 of Amendment No. 3 to the Registration Statement in response to the Staff’s comment.

•	In particular, regarding your forecast for net product revenue, provide the underlying assumptions for the number of members, units sold and average selling price per unit (net), consistent with your presentation on page 196 for each year through 2023.

The Company respectfully advises the Staff that it has revised page 118 of Amendment No. 3 to the Registration Statement in response to the Staff’s comment.

•	Regarding your forecast for gross margin, describe and quantify the factors underlying the increases in gross margin percentage from 23% for 2021 to 56% for 2022 to 63% for 2023, including changes in pricing and product mix.

The Company respectfully advises the Staff that it has revised page 118 of Amendment No. 3 to the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
November 8, 2021

•	In this regard, explain why you expect gross margin to be 23% for 2021, when it was only 9% for the six months ended June 30, 2021.

The Company respectfully advises the Staff that it has revised pages 118 and 119 of Amendment No. 3 to the Registration Statement in response to the Staff’s comment.

•	Tell us how your forecast for 2021 compares to your preliminary results for the nine months ended September 30, 2021, providing quantification of those preliminary results in your response.

The Company respectfully advises the Staff that Gelesis’ preliminary results for the nine months ended September 30, 2021 are not available at this time for comparison to its forecasts for 2021.

Information About Gelesis, page 165

6.	We note your response and revisions to our prior comment 16. We note your statement on page 179 that you are optimistic that if the six month study has positive results, it will support FDA clearance for these specific populations. Please revise to disclose the clinical endpoints used in the study and/or clarify the results that you believe would support FDA clearance. Clarify whether these results are specified in the FDA response that you reference.

The Company respectfully advises the Staff that it has revised page 192 of Amendment No. 3 to the Registration Statement in response to the Staff’s comment. The Company also respectfully advises the Staff that as of the date of the filing of Amendment No. 3 to the Registration Statement, Gelesis has not yet received a response from the FDA regarding the six-month study and page 192 of Amendment No. 3 to the Registration Statement has been revised to remove the language previously included in Amendment No. 1 to the Registration Statement that indicated otherwise.

7.	We note your response to our prior comment 14. In the Government Regulation section (pages 185 to 189), please revise to discuss briefly state regulation of telehealth. With reference to your response, please disclose that there are currently no jurisdictions where state medical boards have established rules or interpreted existing rules in a manner that limit or restrict the ability of Gelesis’ qualified distributors to use telehealth services in connection with providing patients with access to Plenity.

The Company respectfully advises the Staff that it has revised page 202 of Amendment No. 3 to the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
November 8, 2021

Beta Launch, page 169

8.	We refer to the final sentence of prior comment 15. Please disclose the grant rate for patients with a BMI under and above the indicated BMI range, or advise.

The Company respectfully advises the Staff that Ro does not grant a prescription for Plenity if the patient’s BMI does not meet Plenity’s indication criteria. The grant rate for patients seeking a prescription through telehealth who have a BMI under and above Plenity’s indicated range is therefore zero.

Sales and Marketing, page 183

9.	We note your revised disclosure on page 205 in response to prior comment 13. Given the magnitude of the planned twelve-month sales and marketing expenditures included on page 205, please revise page 183 to discuss Gelesis’ sales and marketing of Plenity in greater detail. Without limitation, please discuss Roman Health Pharmacy’s role in marketing the drug. In this regard the disclosure on page 212 appears to indicate that Roman Health Pharmacy will be responsible for marketing the drug within the US telehealth channel. Discuss who will bear the cost of these sales and marketing efforts. Also clarify whether Gelesis’ planned direct to consumer marketing strategy and media expenditures for Plenity will result in costs and margins similar to that of a typical prescription pharmaceutical drug.

The Company respectfully advises the Staff that it has revised pages 196, 207, 208, 227, F-66 and F-109 of Amendment No. 3 to the Registration Statement in response to the Staff’s comment regarding sales and marketing of Plenity.

The Company also respectfully acknowledges the Staff’s comment relating to whether Gelesis' planned direct to consumer marketing strategy and media expenditures for Plenity will result in costs and margins similar to that of a typical prescription pharmaceutical drug. The Company respectfully advises the Staff that it has revised page 196 of Amendment No. 3 to the Registration Statement to remove the statement that Gelesis’ “commercial business model is similar to, and provides margins that approximate, a typical prescription pharmaceutical drug.” The reason for the removal is not that Gelesis does not believe based on its analysis that profit margins on Plenity are attractive (it does), but that reliable third-party data to substantiate the statement in quotation marks would be difficult to source and validate. In addition, sorting the data would require a fair amount of discretionary judgment as to what is “similar” or “typical” within a very varied dataset, given the wide range of potential comparison points. Thus, Gelesis believes it is prudent to remove the statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned of Kramer Levin Naftalis & Frankel LLP at (212) 715-9265.

Securities and Exchange Commission
Division of Corporation Finance – Office of Life Sciences
November 8, 2021

Sincerely,

/s/ Christopher Auguste, Esq.
Christopher Auguste

cc: R. Stephen Hicks, Capstar
Special Purpose Acquisition Corp.